[LETTERHEAD OF VINEYARD NATIONAL BANCORP]

February 2, 2005

Christian Windsor
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Vineyard National Bancorp
Form S-3 filed December 30, 2004
Commission File No. 333-121794

Dear Mr. Windsor:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Vineyard National Bancorp (the "Company") hereby requests that said Registration Statement be declared effective at 4:30 p.m., Eastern Time, on Friday, February 4, 2005, or as soon thereafter as practicable.

The Company hereby further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Norman B. Antin or Jeffrey D. Haas at the law firm of Patton Boggs LLP at (202) 457-6000.

Very truly yours,

/s/ Gordon Fong
Gordon Fong
Senior Vice President and Chief Financial Officer